UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-32352

TWENTY-FIRST CENTURY FOX, INC.*

(Exact name of registrant as specified in its charter)

1211 Avenue of the Americas
New York, NY 10036
(212) 852-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 21st Century Fox America, Inc.’s 5.650% Senior Notes due 2020
Guarantee of 21st Century Fox America, Inc.’s 4.500% Senior Notes due 2021
Guarantee of 21st Century Fox America, Inc.’s 3.000% Senior Notes due 2022
Guarantee of 21st Century Fox America, Inc.’s 8.875% Senior Debentures due 2023
Guarantee of 21st Century Fox America, Inc.’s 4.000% Senior Notes due 2023
Guarantee of 21st Century Fox America, Inc.’s 7.750% Senior Debentures due January 2024
Guarantee of 21st Century Fox America, Inc.’s 7.750% Senior Debentures due February 2024
Guarantee of 21st Century Fox America, Inc.’s 9.500% Senior Debentures due 2024
Guarantee of 21st Century Fox America, Inc.’s 3.700% Senior Notes due 2024
Guarantee of 21st Century Fox America, Inc.’s 8.500% Senior Debentures due 2025
Guarantee of 21st Century Fox America, Inc.’s 3.700% Senior Notes due 2025
Guarantee of 21st Century Fox America, Inc.’s 7.700% Senior Debentures due 2025
Guarantee of 21st Century Fox America, Inc.’s 7.430% Senior Debentures due 2026
Guarantee of 21st Century Fox America, Inc.’s 3.375% Senior Notes due 2026
Guarantee of 21st Century Fox America, Inc.’s 7.125% Senior Debentures due 2028
Guarantee of 21st Century Fox America, Inc.’s 7.300% Senior Debentures due 2028
Guarantee of 21st Century Fox America, Inc.’s 7.280% Senior Debentures due 2028
Guarantee of 21st Century Fox America, Inc.’s 7.625% Senior Debentures due 2028
Guarantee of 21st Century Fox America, Inc.’s 6.550% Senior Notes due 2033
Guarantee of 21st Century Fox America, Inc.’s 8.450% Senior Debentures due 2034
Guarantee of 21st Century Fox America, Inc.’s 6.200% Senior Notes due 2034
Guarantee of 21st Century Fox America, Inc.’s 6.400% Senior Notes due 2035
Guarantee of 21st Century Fox America, Inc.’s 8.150% Senior Debentures due 2036
Guarantee of 21st Century Fox America, Inc.’s 6.150% Senior Notes due 2037
Guarantee of 21st Century Fox America, Inc.’s 6.650% Senior Notes due 2037
Guarantee of 21st Century Fox America, Inc.’s 6.750% Senior Debentures due 2038
Guarantee of 21st Century Fox America, Inc.’s 7.850% Senior Notes due 2039
Guarantee of 21st Century Fox America, Inc.’s 6.900% Senior Notes due 2039

Guarantee of 21st Century Fox America, Inc.’s 6.150% Senior Notes due 2041
Guarantee of 21st Century Fox America, Inc.’s 5.400% Senior Notes due 2043
Guarantee of 21st Century Fox America, Inc.’s 4.750% Senior Notes due 2044
Guarantee of 21st Century Fox America, Inc.’s 4.950% Senior Notes due 2045
Guarantee of 21st Century Fox America, Inc.’s 7.750% Senior Debentures due 2045
Guarantee of 21st Century Fox America, Inc.’s 4.750% Senior Notes due 2046
Guarantee of 21st Century Fox America, Inc.’s 7.900% Senior Debentures due 2095
Guarantee of 21st Century Fox America, Inc.’s 8.250% Senior Debentures due 2096
Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Guarantee of 21st Century Fox America, Inc.’s 5.650% Senior Notes due 2020 - 36 holders
Guarantee of 21st Century Fox America, Inc.’s 4.500% Senior Notes due 2021 - 64 holders
Guarantee of 21st Century Fox America, Inc.’s 3.000% Senior Notes due 2022 - 57 holders
Guarantee of 21st Century Fox America, Inc.’s 8.875% Senior Debentures due 2023 - 34 holders
Guarantee of 21st Century Fox America, Inc.’s 4.000% Senior Notes due 2023 - 31 holders
Guarantee of 21st Century Fox America, Inc.’s 7.750% Senior Debentures due January 2024 - 28 holders
Guarantee of 21st Century Fox America, Inc.’s 7.750% Senior Debentures due February 2024 - 30 holders
Guarantee of 21st Century Fox America, Inc.’s 9.500% Senior Debentures due 2024 - 24 holders
Guarantee of 21st Century Fox America, Inc.’s 3.700% Senior Notes due 2024 - 33 holders
Guarantee of 21st Century Fox America, Inc.’s 8.500% Senior Debentures due 2025 - 33 holders
Guarantee of 21st Century Fox America, Inc.’s 3.700% Senior Notes due 2025 - 23 holders
Guarantee of 21st Century Fox America, Inc.’s 7.700% Senior Debentures due 2025 - 27 holders
Guarantee of 21st Century Fox America, Inc.’s 7.430% Senior Debentures due 2026 - 27 holders
Guarantee of 21st Century Fox America, Inc.’s 3.375% Senior Notes due 2026 - 12 holders
Guarantee of 21st Century Fox America, Inc.’s 7.125% Senior Debentures due 2028 - 24 holders
Guarantee of 21st Century Fox America, Inc.’s 7.300% Senior Debentures due 2028 - 24 holders
Guarantee of 21st Century Fox America, Inc.’s 7.280% Senior Debentures due 2028 - 26 holders
Guarantee of 21st Century Fox America, Inc.’s 7.625% Senior Debentures due 2028 - 29 holders
Guarantee of 21st Century Fox America, Inc.’s 6.550% Senior Notes due 2033 - 21 holders
Guarantee of 21st Century Fox America, Inc.’s 8.450% Senior Debentures due 2034 - 17 holders
Guarantee of 21st Century Fox America, Inc.’s 6.200% Senior Notes due 2034 - 40 holders
Guarantee of 21st Century Fox America, Inc.’s 6.400% Senior Notes due 2035 - 33 holders
Guarantee of 21st Century Fox America, Inc.’s 8.150% Senior Debentures due 2036 - 17 holders

Guarantee of 21st Century Fox America, Inc.’s 6.150% Senior Notes due 2037 - 22 holders
Guarantee of 21st Century Fox America, Inc.’s 6.650% Senior Notes due 2037 - 15 holders
Guarantee of 21st Century Fox America, Inc.’s 6.750% Senior Debentures due 2038 - 24 holders
Guarantee of 21st Century Fox America, Inc.’s 7.850% Senior Notes due 2039 - 15 holders
Guarantee of 21st Century Fox America, Inc.’s 6.900% Senior Notes due 2039 - 11 holders
Guarantee of 21st Century Fox America, Inc.’s 6.150% Senior Notes due 2041 - 14 holders
Guarantee of 21st Century Fox America, Inc.’s 5.400% Senior Notes due 2043 - 19 holders
Guarantee of 21st Century Fox America, Inc.’s 4.750% Senior Notes due 2044 - 16 holders
Guarantee of 21st Century Fox America, Inc.’s 4.950% Senior Notes due 2045 - 11 holders
Guarantee of 21st Century Fox America, Inc.’s 7.750% Senior Debentures due 2045 - 18 holders
Guarantee of 21st Century Fox America, Inc.’s 4.750% Senior Notes due 2046 - 2 holders
Guarantee of 21st Century Fox America, Inc.’s 7.900% Senior Debentures due 2095 - 22 holders
Guarantee of 21st Century Fox America, Inc.’s 8.250% Senior Debentures due 2096 - 17 holders
Class A Common Stock, par value $0.01 per share - 7 holders
Class B Common Stock, par value $0.01 per share - 7 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Twenty-First Century Fox, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2019

	By:	/s/ James Kapenstein
Name: James Kapenstein
Title: Senior Vice President

*On June 20, 2018, TWDC Enterprises 18 Corp. (formerly known as The Walt Disney Company), a Delaware corporation, and Twenty-First Century Fox, Inc., a Delaware corporation (“Fox”), announced that they entered into an Amended and Restated Agreement and Plan of Merger (the “Acquisition Agreement”), providing for The Walt Disney Company (formerly known as TWDC Holdco 613 Corp.), a Delaware corporation (“Disney”), to acquire Fox. Pursuant to the Acquisition Agreement, WDC Merger Enterprises II, Inc., a Delaware corporation and wholly owned subsidiary of Disney, was merged with and into Fox (the “Merger”).  As a result of the Merger, Fox became a direct wholly owned subsidiary of Disney, which was renamed “The Walt Disney Company” immediately prior to the Merger.